EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
thousands	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$392,585	$287,798	$169,957	$239,011	$178,450
Add:
Fixed charges	86,824	63,903	48,422	30,993	19,292
Distributions from equity investees	81,022	22,136	20,660	15,999	10,973
Amortization of capitalized interest	1,687	814	479	294	256
Less:
Equity income, net	57,836	22,948	16,042	11,261	7,628
Capitalized interest	9,832	11,945	6,196	420	—
Net income before taxes attributable to noncontrolling interests	14,025	10,816	14,890	14,103	11,005
Earnings	$480,425	$328,942	$202,390	$260,513	$190,338
Fixed charges:
Interest expense, including capitalized interest	$86,598	$63,742	$48,256	$30,765	$18,794
Interest component of rent expense	226	161	166	228	498
Fixed charges	$86,824	$63,903	$48,422	$30,993	$19,292
Ratio of earnings to fixed charges	5.5x	5.1x	4.2x	8.4x	9.9x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.